Giovanni Caruso Partner
345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

 Via Edgar

September 20, 2016

Justin Dobbie
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stars Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted August 2, 2016

CIK No. 0001680873

Dear Mr. Dobbie:

On behalf of our client, Stars Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated August 25, 2016 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Justin Dobbie September 20, 2016 Page 2

General

1.	Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

Prospectus Cover

2.	You state that you have agreed to introduce the underwriter to investors interested in purchasing at least $12 million of units in the offering. Please disclose the persons who will identify and introduce investors to the underwriter and provide us an analysis whether these persons are “dealers” as defined in the Exchange Act.

Response: The disclosure on the cover page and on pages 45 and 87 of the Amended S-1 have been revised to clarify that it is the members of the Company’s management team that will introduce investors to the underwriter.

Under Section 2(a)(12) of the Securities Act of 1933, a dealer is defined as “any person who engages… directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling, or otherwise dealing or trading in securities issued by another person.” Because the persons who are making the introductions to the underwriter are the members of the Company’s management team on the Company’s behalf, the Company and its management team would not be considered to be “dealers” because the Company is offering its own securities on its behalf.

Prospectus Summary, page 1

3.	Please disclose here that you may issue common stock, preferred shares, and debt securities to complete an initial business combination and summarize the potential effects of such issuances. We note in this regard the risk factors on page 23.

Response: The disclosure on page 4 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Justin Dobbie September 20, 2016 Page 3

Summary Financial Data, page 21

4.	Please expand the introductory paragraph to provide for an investor, a cross-reference to Use of Proceeds section at page 40. Please expand footnote (1) to also disclose the “As Adjusted” column gives effect to the Units offering, the private placement, the Representative’s Unit Purchase Option, and the respective net proceeds therein, and assuming that the underwriter’s over-allotment option is not exercised. Please revise your computation here and in Use of Proceeds at page 40 to reflect the sale of the Representative’s Unit Purchase Option. You may choose to combine this revised disclosure in footnote (1) with your paragraph discussion that begins with “[t]he ‘as adjusted’ column gives effect to the . . . consummation of our initial business combination.”

Response: The disclosure on page 21 of the Amended S-1 has been revised in accordance with the Staff’s comments. The information on page 41 already accounted for the unit purchase option. The disclosure in Use of Proceeds on page ___ of the Amended S-1 has been revised in accordance with the Staff’s comments.

5.	Please consider expanding the Balance Sheet Data to include line items for both cash and for cash to be held in trust account, as appropriate. Further, in the last paragraph on page 21, please consider disclosing that the actual deferred offering costs of $69,525 will be reclassified as a charge to additional paid-in capital from the gross proceeds in connection with consummation of the offering.

Response: The disclosure on page 21 of the Amended S-1 has been revised in accordance with the Staff’s comments.

6.	Refer to audited financial statement footnote 5, Commitments, and to the second paragraph under Purchase Option on page F-12. We note you intend to account for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Proposed Public Offering resulting in a charge directly to stockholders’ equity, and that the fair value of the unit purchase option is approximately $543,000. Please provide this disclosure also in the notes to Summary Selected Financial Data, and describe if and how the fair value of the option has been accounted for in the As Adjusted column.

Response: The disclosure on page 21 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Justin Dobbie September 20, 2016 Page 4

7.	Please expand the discussion in footnote (2) to disclose that the actual liabilities of $175,000 represents a related party loan, payable on the date the offering is consummated. Reference is made to disclosure in the Capitalization table at page 46 and MD&A-Related Party Transactions on page 49. Please also disclose the source of funds that will be used to repay the note payable. In addition, disclose that the $600,000 of deferred underwriting discounts and commissions will be classified as a long-term liability as payment is not due until an initial business combination which you have until 18 months from the closing of the Unit Offering to consummate such transaction. Disclose that, as such, there are no current liabilities outstanding for the As Adjusted column.

Response: The disclosure on page 21 of the Amended S-1 has been revised in accordance with the Staff’s comments.

8.	Further, for footnote (3), please provide a cross-reference to the table on page 45 within Use of Proceeds to show that such amount of $35,024,590 is a balancing amount such that your net tangible assets after the offering is at least $5,000,001, which equates to a minimum stockholders’ equity of $5,000,001, As Adjusted. Also, please give consideration to our comment concerning appropriate classification of the line item, Value of common stock subject to possible conversion/tender, and its significant positive impact on maintaining such minimum net tangible assets after this offering. Please advise and revise as appropriate. Also, please clarify in footnote (3) that the 3,502,459 shares of common stock were derived by taking the balancing amount of $35,024,590 divided by the conversion price of $10 which is equivalent to the per Unit Offering price. Please also disclose, if true, that the 3,502,459 shares would come from the 4,000,000 public shares that will be issued in the Unit Offering.

Response: The disclosure on page 21 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Risk Factors, page 22

If our insiders exercise their registration rights, page 33

9.	Please quantify the shares subject to registration rights to clarify the magnitude of this risk.

Response: The disclosure on page 33 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Effecting Our Initial Business Combination, page 54

Selection of a Target Business, page 54

10.	You contemplate in the first paragraph on page 55 that you may target a “financially unstable” company or an entity in early stage development. Please briefly describe how you would determine whether such a business has a fair value of at least 80% of the assets in the trust account.

Response: The disclosure on page 55 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Justin Dobbie September 20, 2016 Page 5

Fair Market Value of Target Business, page 56

11.	Please briefly describe the criteria your board of directors may use in evaluating whether it is unable to make a fair value determination on its own and therefore would obtain a third party valuation opinion.

Response: The disclosure on page 56 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Financial Statements

Note 6 – Stockholders’ Equity, page F-13

12.	Reference is made to the 1,150,000 shares of common stock that will be placed into escrow. Disclose the date such shares will be placed into escrow. In addition, please tell us the consideration given to the applicability of FASB ASC 718-10-S99-2 as to whether the escrow share arrangement involving the release of shares to the Initial Stockholders or insiders has a continued employment criteria that would necessitate the recording of compensation, or if it instead, represents an inducement made to facilitate the Proposed Public Offering in which case the arrangement should be reflected as a reduction of the net proceeds allocated to the newly issued common shares. Please advise and revise accordingly.

Response: Because the escrow share arrangement does not require the continued employment of initial stockholders or insiders, the Company does not believe that FASB ASC 718-10-S99-2 is applicable to it. While the escrow arrangement could be considered to be an inducement to investors in  the Proposed Public Offering pursuant to FASB ASC 718-10-S99-2, such an inducement would be treated as a cost of the Proposed Public Offering and, therefore, both a charge and a credit to additional paid-in-capital upon closing of the Proposed Public Offering.

Item 15. Recent Sales of Unregistered Securities, page II-4

13.	In the first paragraph, please clarify whether the insiders purchased the 1,150,000 shares of common stock on June 9, 2016 as disclosed in Note 6 to the audited financial statements or May 2016 as disclosed in the first paragraph under Private Placements on page 4 and elsewhere in the filing. Your current disclosure states the purchase date was May 2015.

Response: The disclosure on pages II-4 and F-6 of the Amended S-1 has been revised to consistently disclose the issuance date of the shares.

Justin Dobbie September 20, 2016 Page 6

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner